Exhibit 17.1

June 22, 2015

Michael,

As we discussed earlier today;

I hereby resign from the Board of Pegasi Energy Resource Corporation (the “Company”) effective 6/22/15 in order to pursue other personal and professional obligations.  I acknowledge that I have no disagreements with the Company.

Sincerely,

Jay Moorin